REKOR SYSTEMS, INC.

6721 Columbia Gateway Drive, Suite 400

Columbia, MD 21046

June 13, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn: Eranga Dias

Re:	Withdrawal of Acceleration Request—Rekor Systems, Inc.

Registration Statement on Form S-3 (as amended)

File No. 333-277393

Mr. Dias:

Reference is made to our letter, filed as correspondence via EDGAR on June 13, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, June 13, 2024, at 5:00 p.m. Eastern Time, in accordance with Rule 460 and Rule 461 under the Securities Act of 1933, as amended. At the Staff’s request we will resubmit our Acceleration Request for an effective time on June 17, 2024, and therefore we are no longer requesting that such Registration Statement be declared effective at 5:00 p.m. Eastern Time on June 13, 2024 and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

REKOR SYSTEMS, INC.

By:	/s/ Eyal Hen
Eyal Hen
Chief Financial Officer

cc:	William Bruno